

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2022

Eileen Wynne
Chief Financial Officer
IDEX Biometrics ASA
Dronning Eufemias gate 16
NO-0191 Oslo, Norway

>   **Re: IDEX Biometrics ASA**
>   **Form 20-F for the Fiscal Year Ended December 31, 2021**
>   **Filed April 29, 2022**
>   **File No. 001-39810**

Dear Ms. Wynne:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2021

Consolidated Statements of Changes in Equity, page F-5

1.   Please explain to us the nature and purpose of the reduction in the Company's share premium and tell us your basis in the accounting literature for recording the reduction as an offset against accumulated loss. In addition, tell us how you considered reporting the decrease to accumulated loss in a separate line item outside of accumulated loss, given that this amount does not represent an accumulation of historical losses.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology